Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 21, 2020	Financial Contact: Mark Sheahan, 612-623-6656 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record Sales and Operating Earnings
Contractor Segment Drives Growth

MINNEAPOLIS (October 21, 2020) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 25, 2020.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 25, 2020	Sep 27, 2019	% Change	Sep 25, 2020	Sep 27, 2019	% Change
Net Sales	$439.3	$400.6	10%	$1,179.8	$1,233.8	(4)%
Operating Earnings	125.0	103.4	21%	259.6	320.3	(19)%
Net Earnings	114.1	84.1	36%	215.8	259.0	(17)%
Diluted Net Earnings per Common Share	$0.66	$0.49	35%	$1.26	$1.51	(17)%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$101.8	$77.4	32%	$229.2	$243.4	(6)%
Diluted Net Earnings per Common Share, adjusted	$0.59	$0.45	31%	$1.34	$1.42	(6)%
(1) Excludes impacts of impairment, excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Double-digit sales growth in the Contractor segment offset declines in other segments for the quarter. Sales declined in other segments for the year to date, although the rate of decline slowed in the third quarter.
•Gross margin rates for the quarter were up slightly from the comparable period last year as price realization and lower product costs offset the impacts of product and channel mix.
•Total operating expenses for the quarter were comparable to the prior year.
•The effective income tax rate for the quarter was 7 percentage points lower than the third quarter rate last year primarily due to additional foreign tax benefits and an increase in excess tax benefits related to stock option exercises.

“Strong performance by our Contractor segment, particularly in the Americas, drove our sales growth in the third quarter,” stated Patrick J. McHale, Graco's President and CEO. “Demand was robust in both the professional paint and home center channels and resulted in record quarterly sales. We continued to see weakness in the Industrial and Process segments throughout the quarter, although the declines were not as severe as the second quarter.”

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Consolidated Results

Sales for the quarter increased 10 percent from the comparable period last year (9 percent at consistent translation rates). Sales increased 14 percent in the Americas, 9 percent in Asia Pacific (7 percent at consistent translation rates) and decreased 1 percent in EMEA (5 percent at consistent translation rates). Year to date sales decreased 4 percent from the comparable period last year. Sales decreased 14 percent in EMEA, 6 percent in Asia Pacific (5 percent at consistent translation rates) and were comparable in the Americas (1 percent decrease at consistent translation rates). Changes in currency translation rates increased worldwide sales by approximately $4 million for the quarter and decreased sales by approximately $5 million year to date. Sales from acquired operations contributed approximately $4 million (1 percentage point) to the third quarter and $16 million (1 percentage point) year to date.

The third quarter gross margin rate was up slightly from the comparable period last year as price realization, lower product costs and favorable currency translation offset the impacts of product and channel mix. For the year to date, the gross margin rate declined by 1 percentage point. Price realization was not enough to offset the impacts of unfavorable product and channel mix (lower high-margin Industrial segment sales combined with growth in lower-margin Contractor segment sales).

Operating expenses for the quarter and year to date included $0.3 million and $35 million, respectively, of non-cash impairment charges related to the third quarter sale of the Company's U.K.-based valve business (“Alco”). The impact of the impairment on net earnings for the year to date was $34 million or $0.20 per diluted share.

Total operating expenses for the quarter were comparable to the prior year period and down $15 million (4 percent) year to date. Reductions in volume and earnings-based expenses offset increases in product development spending for the quarter and more than offset increases in product development spending for the year to date.

Other non-operating expenses decreased $2 million for the quarter and increased $1 million year to date mostly due to market valuation fluctuations on investments held to fund certain retirement benefits liabilities.

The effective income tax rate for the quarter was 6 percent, down 7 percentage points from the comparable period last year, primarily due to additional foreign tax benefits and an increase in excess tax benefits related to stock option exercises. The effective income tax rate for the year to date was 12 percent, down 3 percentage points from the comparable period last year. The year to date decrease was due primarily to additional foreign tax benefits and excess tax benefits related to stock option exercises partially offset by non-deductible impairment charges.

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Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$172.8	$78.8	$187.7	$464.8	$242.6	$472.4
Percentage change from last year
Sales	(1)%	(6)%	33%	(16)%	(5)%	11%
Operating earnings	7%	(11)%	61%	(21)%	(19)%	24%
Operating earnings as a percentage of sales
2020	35%	21%	29%	32%	19%	26%
2019	33%	22%	24%	34%	22%	24%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(1)%	0%	(1)%	(2)%	(12)%	0%	(1)%	(13)%
EMEA	(9)%	0%	4%	(5)%	(22)%	0%	0%	(22)%
Asia Pacific	3%	0%	1%	4%	(12)%	0%	(1)%	(13)%
Consolidated	(3)%	0%	2%	(1)%	(15)%	0%	(1)%	(16)%

Industrial segment sales declined for the quarter and year to date as most geographies continued to be impacted by government actions that reduced economic activity. Operating earnings as a percentage of sales increased 2 percentage points for the quarter driven by price realization, lower product costs and operating expense leverage. While gross margin rates in this segment remained relatively strong year to date, decreases in operating expenses did not keep pace with the drop in sales volume, driving operating earnings as a percentage of sales down 2 percentage points.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(10)%	4%	0%	(6)%	(12)%	4%	(1)%	(9)%
EMEA	(29)%	2%	2%	(25)%	(18)%	7%	0%	(11)%
Asia Pacific	2%	9%	2%	13%	0%	15%	(1)%	14%
Consolidated	(12)%	5%	1%	(6)%	(11)%	6%	0%	(5)%

Sales from acquired operations in the Process segment were unable to offset volume declines in organic businesses. Operating earnings as a percentage of sales decreased 1 percentage point for the quarter and 3 percentage points year to date driven by lower volume and unfavorable product and channel mix, partially offset by the impact of divested operations.

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	35%	0%	0%	35%	14%	0%	0%	14%
EMEA	19%	0%	5%	24%	2%	0%	(1)%	1%
Asia Pacific	24%	0%	2%	26%	6%	0%	(3)%	3%
Consolidated	32%	0%	1%	33%	11%	0%	0%	11%

Contractor segment sales increased in all geographies for the quarter and year to date. Favorable response to new product offerings and continued strength in construction and home improvement markets drove the increase. Increased volume contributed to the increase in operating earnings as a percentage of sales for the quarter and year to date.

Outlook

“While demand for our Contractor products remains solid, there is still uncertainty in many of the end markets served by our Industrial and Process segments,” said McHale. “We believe that this challenging environment will continue for at least the remainder of the year. I want to thank our employees, channel partners and suppliers around the world for continuing to execute at a high level.”

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Financial Results Adjusted for Comparability

Excluding the impacts of impairment charges, excess tax benefits related to stock option exercises and certain tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted operating earnings, earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 25, 2020	Sep 27, 2019	Sep 25, 2020	Sep 27, 2019
Operating earnings, as reported	$125.0	$103.4	$259.6	$320.3
Impairment	0.3	—	35.2	—
Operating earnings, adjusted	$125.3	$103.4	$294.8	$320.3

Earnings before income taxes, as reported	$121.0	$96.8	$245.1	$305.3
Impairment	0.3	—	35.2	—
Earnings before income taxes, adjusted	$121.3	$96.8	$280.3	$305.3

Income taxes, as reported	$6.9	$12.7	$29.4	$46.3
Impairment tax benefit	—	—	1.2	—
Excess tax benefit from option exercises	4.6	0.7	12.6	8.1
Other non-recurring tax benefit	8.0	6.0	8.0	7.5
Income taxes, adjusted	$19.5	$19.4	$51.2	$61.9

Effective income tax rate
As reported	5.7%	13.1%	12.0%	15.2%
Adjusted	16.1%	20.0%	18.3%	20.3%

Net Earnings, as reported	$114.1	$84.1	$215.8	$259.0
Impairment, net	0.3	—	34.0	—
Excess tax benefit from option exercises	(4.6)	(0.7)	(12.6)	(8.1)
Other non-recurring tax benefit	(8.0)	(6.0)	(8.0)	(7.5)
Net Earnings, adjusted	$101.8	$77.4	$229.2	$243.4

Weighted Average Diluted Shares	171.7	171.8	171.6	171.6
Diluted Earnings per Share
As reported	$0.66	$0.49	$1.26	$1.51
Adjusted	$0.59	$0.45	$1.34	$1.42

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are

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forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; and variations in activity in the construction, automotive, mining and oil and natural gas industries. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2019 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 22, 2020, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, October 22, 2020, by dialing 855-859-2056, Conference ID #8334616, if calling within the U.S. or Canada. The dial-in number for international participants is 404-537-3406, with the same Conference ID number. The replay by telephone will be available through 1 p.m. ET on Wednesday, October 28, 2020.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 25, 2020	Sep 27, 2019	Sep 25, 2020	Sep 27, 2019
Net Sales	$439,316	$400,555	$1,179,775	$1,233,753
Cost of products sold	210,363	193,176	569,662	583,378
Gross Profit	228,953	207,379	610,113	650,375
Product development	17,715	16,723	52,744	50,616
Selling, marketing and distribution	54,009	55,538	160,228	176,796
General and administrative	31,957	31,719	102,322	102,676
Impairment	267	—	35,229	—
Operating Earnings	125,005	103,399	259,590	320,287
Interest expense	2,964	3,618	8,708	10,584
Other expense (income), net	1,025	2,972	5,738	4,360
Earnings Before Income Taxes	121,016	96,809	245,144	305,343
Income taxes	6,901	12,677	29,379	46,325
Net Earnings	$114,115	$84,132	$215,765	$259,018
Net Earnings per Common Share
Basic	$0.68	$0.50	$1.29	$1.56
Diluted	$0.66	$0.49	$1.26	$1.51
Weighted Average Number of Shares
Basic	167,102	166,848	167,248	166,383
Diluted	171,653	171,777	171,615	171,561

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 25, 2020	Sep 27, 2019	Sep 25, 2020	Sep 27, 2019
Net Sales
Industrial	$172,805	$175,016	$464,776	$552,623
Process	78,773	84,090	242,610	256,048
Contractor	187,738	141,449	472,389	425,082
Total	$439,316	$400,555	$1,179,775	$1,233,753
Operating Earnings
Industrial	$60,776	$57,023	$148,010	$186,654
Process	16,187	18,194	45,970	56,586
Contractor	54,841	34,005	124,580	100,598
Unallocated corporate (expense)	(6,532)	(5,823)	(23,741)	(23,551)
Impairment	(267)	—	(35,229)	—
Total	$125,005	$103,399	$259,590	$320,287
The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.
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